Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 1, 2010
Relating to Preliminary Prospectus dated January 21, 2010
Registration No. 333-163016

Terreno Realty Corporation

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to provide supplemental information to the information contained in the preliminary prospectus, dated January 21, 2010 (the “Preliminary Prospectus”), included in the Registration Statement on Form S-11 (File No. 333-163016) of Terreno Realty Corporation (the “Company”), as filed with the Securities and Exchange Commission (as amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock. This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 11 of the Preliminary Prospectus.

Market Opportunities

Overview of Industrial Property Transactions in Our Targeted Markets in 2009

We believe that our targeted markets present attractive opportunities to acquire industrial properties in infill coastal U.S. locations as evidenced by recent transactions in our targeted markets, which targeted markets are described in the Preliminary Prospectus. According to Real Capital Analytics, 250 industrial property transactions occurred in 2009 in our targeted markets representing a total transaction volume of approximately $3.4 billion at an average price per square foot of approximately $86. The information from Real Capital Analytics indicates that the dollar volume of industrial property transactions in our targeted markets increased over the course of 2009. According to Real Capital Analytics, approximately $1.2 billion of industrial property transactions closed in the fourth quarter of 2009, or approximately 35% of the total volume of industrial property transactions in our targeted markets in 2009, compared to an average of approximately $745 million of industrial property transactions that closed during each of the first three quarters of 2009. We believe that recent industrial property transactions in our targeted markets also suggest that pricing has become more attractive than in the first half of 2009. According to Real Capital Analytics, the pricing of industrial property transactions that occurred in our targeted markets fell from a weighted average of approximately $95 per square foot in the first half of 2009 to a weighted average of approximately $80 per square foot in the second half of 2009.

Transactions Consistent with Our Investment Strategy

Based on our analysis of the 250 industrial property transactions in 2009 in our targeted markets included in the data from Real Capital Analytics, we believe that the physical location and functionality of 12 of those industrial property transactions would have been consistent with our investment strategy and executed at pricing attractive to us. According to Real Capital Analytics, those 12 industrial property transactions represented a total dollar volume of approximately $200 million at an average transaction price of approximately $16.7 million, or $53 per square foot, which is below the average price per square foot of approximately $86 reflected in all 250 industrial property transactions in our targeted markets in 2009. Based on the data from Real Capital Analytics, 11 of those 12 industrial property transactions occurred in the second half of 2009, which we believe reflects a growing trend in the volume of transactions that may be available in our targeted markets at attractive pricing levels. The Real Capital Analytics data reflects that 6 of those 12 industrial property transactions occurred during the fourth quarter of 2009 for a total volume of approximately $100 million, 5 of those 12 industrial property transactions occurred during the third quarter of 2009 for a total volume of approximately $70 million, 1 of those 12 industrial property transactions occurred during the second quarter of 2009 for a total volume of $30 million and none of those 12 industrial property transactions occurred during the first quarter of 2009. However, we cannot assure you of the availability of investment opportunities in our targeted markets at attractive pricing levels. In the event that such opportunities are not available in our targeted markets as we expect, our ability to execute our business plan may be adversely affected.

Market Data

Certain market and industry data used in this free writing prospectus has been obtained from independent industry sources and publications and third party sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. These industry sources have not reviewed this free writing prospectus and disclaim any and all liability with respect to this free writing prospectus in the event any information, commentary, analysis, opinions, advice, recommendations or forecasts in such material prove to be inaccurate, incomplete or unreliable, or result in any investment or other losses. Any forecasts prepared by such sources are based on data (including third party data), models, and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice.

OUR CENTRAL INDEX KEY, OR CIK, ON THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) WEB SITE IS: 0001476150.

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